Exhibit 99.1

Resolution on Dividend Payment

On July 27, 2018 at the Board of Directors’ meeting, POSCO resolved to pay the dividend of the 2nd quarter for fiscal year 2018 as follows:

Cash Dividend per Share (KRW)	1,500
Dividend Yield (%)	0.4
Record Date	June 30, 2018
Proposed Dividend Payment Date	August 16, 2018
Total Amount of the 2nd Quarter Dividend (KRW)	120,001,308,000